Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SHUAA PARTNERS ACQUISITION CORP I

June 2, 2023

RESOLVED, as a special resolution that:

Article 166(a) of the Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting the following sentence of such sub-section:

In the event that the Company does not consummate a Business Combination within the initial fifteen (15) month period following the closing of the IPO (the last day of such fifteen (15) month period being referred to herein as the “First Termination Date”), the board of Directors may, but will not be obligated to, following the receipt of an Extension Notice (as defined below) from the Lender (as defined below), extend the period of time to consummate a Business Combination up to two (2) times, each by an additional three (3) months for a total of up to twenty-one (21) months (each such additional three (3) month period, an “Extension Period”; the last day of the first additional three (3) month period being referred to herein as the “Second Termination Date” and the last day of the second additional three (3) month period being referred to herein as the “Third Termination Date” and, together with the First Termination Date and the Second Termination Date, each, a “Termination Date”); provided, that (i) the Sponsor (or its affiliates or permitted designees) (in such capacity, the “Lender”) upon at least five (5) business days prior written notice to the Company (the “Extension Notice”), as such notice period may be waived by the Company, deposits into the Trust Fund on or prior to such First Termination Date or Second Termination Date, as applicable, additional funds of US$1,000,000 (or up to US$1,150,000 depending on the extent to which the underwriters’ over-allotment option is exercised) for the applicable three-month extension, for a total payment of up to US$2,000,000 (or up to US$2,300,000 depending on the extent to which the underwriters’ over-allotment option is exercised), any such payments would be made in the form of non-interest bearing loans and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with.

and replacing it with the following:

In the event that the Company does not consummate a Business Combination within the initial eighteen (18) month period following the closing of the IPO (the last day of such eighteen (18) month period being referred to herein as the “First Termination Date”), the board of Directors may, but will not be obligated to, following the receipt of an Extension Notice (as defined below) from the Lender (as defined below), extend the period of time to consummate a Business Combination up to nine (9) times, each by an additional one (1) month for a total of up to twenty-seven (27) months (each such additional one (1) month period, an “Extension Period”; the last day of each such Extension Period, and together with the First Termination Date, each, a “Termination Date”); provided, that (i) the Sponsor (or its affiliates or permitted designees) (in such capacity, the “Lender”) upon at least five (5) business days prior written notice to the Company (the “Extension Notice”), as such notice period may be waived by the Company, deposits into the Trust Fund on or prior to such applicable Termination Date, an amount of additional funds determined by multiplying $0.035 by the number of Public Shares then outstanding, up to a maximum of US$70,000, for the applicable one (1) month extension, for a total payment of up to US$630,000 (if all nine additional monthly Extension Periods are exercised), any such payments would be made in the form of non-interest bearing loans and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with.